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                                  EXHIBIT 22

                                 Subsidiaries
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                                 Subsidiaries



        First Palmetto Financial Corporation ("First Palmetto") owns 100% of the common stock of First Palmetto Savings Bank, F.S.B., a federally chartered stock savings bank ("the Bank"). The Bank owns 100% of the common stock of each of Palmetto State Service Corporation, a South Carolina corporation.